February 4, 2019

Mark S. Elliott
Chief Financial Officer and Chief Operating Officer
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

       Re: Level Brands, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2018
           File No. 333-228773

Dear Mr. Elliott:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed December 13, 2018

General

1. You filed a Form 8-K on December 20, 2018 indicating that you intend to file by amendment the required interim financial statements and pro forma financial information of Cure Based Development for the periods required pursuant to Rule 8-04(b) and Rule 8-
       05 of Regulation S-X. We remind you that you are required to include or incorporate by reference this information before your registration statement is declared effective.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark S. Elliott
Level Brands, Inc.
February 4, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,

FirstName LastNameMark S. Elliott                          Division of
Corporation Finance
                                                           Office of
Manufacturing and
Comapany NameLevel Brands, Inc.
                                                           Construction
February 4, 2019 Page 2
cc:       Brian Pearlman
FirstName LastName